August 6, 2014

Mr. Charles Garrison
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Next Galaxy Corp. (f/k/a Wiless Controls Inc.)
Form 8-K Registration Statement
File No. 000-54093

Dear Mr. Garrison:

In response to your letter of comments dated July 18, 2014:

1.
On August 5, 2010, we changed our business and went into the business of bringing services to the Machine-to-Machine market (M2M) which refers to technologies that allows both wireless and wired systems to communicate with other devices of the same ability. We changed our name to iMetrik M2M Solutions Inc. in August 2010.   On December 12, 2011, we filed Item 5.06 on Form 8-K and disclosed we were no longer a "shell company" as that term is defined in Reg. 405 of the Securities Act of 1933, as amended, having more than nominal operations.  As such, pursuant to Item 9.01(a)(4) we have 71 calendar days from the date the initial Form 8-K was due to supply the required financial statements. Also, as set forth in our Form S-1 registration statement filed with the SEC on February 16, 2012, which was declared effective by the SEC on May 17, 2012, we disclosed the fact that we were not a shell company.  Since December 12, 2011, we have consistently disclosed in our reports filed with the SEC the fact that we are not a shell company since we have more than nominal operations.

The Company acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

Yours truly,

Next Galaxy Corp. (f/k/a Wiless Controls Inc.)

BY :	MICHEL ST-PIERRE

Michel St-Pierre